UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MAY 28, 2015

DATE, TIME, AND PLACE:

May 28, 2015, at 11:25 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Sergio Agapito Lires Rial – Chairman of the Board of Directors. Mr. Jesús María Zabalza Lotina – Vice Chairman of the Board of Directors. Messrs. Conrado Engel and José de Paiva Ferreira – Directors. Messrs. Álvaro Antônio Cardoso de Souza, Celso Clemente Giacometti, Viviane Senna Lalli and Marília Artimonte Rocca and– Independent Directors. Also attended the meeting, as a guest, Mr. José Maria Nus Badía. Also attended the meeting Mr. Angel Santodomingo Martell e Carlos Alberto López Galán, Vice-President Executive Officers of the Company.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Sergio Agapito Lires Rial, who invited Ms. Ana Maria Imbiriba Corrêa, Executive Superintendent of the Officer, to act as Secretary.

AGENDA:

(a) To know the financial statements results of the Company for May, 2015; (b) To approve the changes of competences and denominations of the Compensation and Appointment Committee and of the Corporate Governance and Sustainability Committee, and the respective amendments in the Bylaws of the aforesaid Committees; (c) To nominate the members of the Compensation Committee, Corporate Governance, Appointment and Sustainability Committee, and Risks Committee, for a new term of office; and (d) To approve the respective annual remuneration for the Compensation Committee, Corporate Governance, Appointment and Sustainability Committee, and Risks Committee.

RESOLUTIONS TAKEN:

Initially, the Board of Directors’ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, the Company´s Board of Directors, unanimously and without any restrictions:

(a)        Knew the financial statements and results of the Company for May, 2015;

It is recorded that the Company’s Vice-President Executive Officer, Mr. Carlos Rey de Vicente, attended the meeting to provide clarification on items (a) of the Agenda.

(b)        Approved the transference from the Compensation and Appointment Committee to the Corporate Governance and Sustainability Committee of the competence to (i) elaborate and review the criteria to be observed for appointment and evaluation of the members to be part of the Board of Directors and the advisory committees of the Board of Directors, considering seniority and dedication that such candidates shall have to duly perform the position, and other management bodies; (ii) identify, analyze and propose candidates to be part of the Board of Directors, the advisory committees of the Board of Directors, and to the positions of Chief Executive Office and Vice-President Executive Officer; (iii) assess and follow the plan for succession of officers; and (iv) opine and give clarifications to the Board of Directors. Due to the mentioned amendment, the aforesaid committees shall be designated, respectively, Compensation Committee and Corporate Governance, Appointment and Sustainability Committee, and its respective Bylaws shall rule with new wording that reflects such changes, according to Exhibits I and II of this minutes;

(c)        Appointed, with the abstention of Sergio Agapito Lires Rial, Álvaro Antonio Cardoso de Souza, Conrado Engel, Marília Artimonte Rocca and Viviane Senna Lalli, in accordance with Article 14, paragraph 6 of the Company´s Bylaws and the favorable recommendation of the Compensation Committee:

(c.1) as members of the Compensation Committee, an advisory body to the Board of Directors, without decision powers, for a term of office effective until the first meeting of the Board of Directors held after the Annual General Meeting 2017: Mr. Álvaro Antonio Cardoso de Souza, Portuguese, married, economist, bearer of identity card RNE # W401505-E, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 249.630.118-91, with office at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Building A – Vila Olímpia, São Paulo – SP; Mrs. Marilia Artimonte Rocca, Brazilian, legally separated, business administrator, bearer of Identity Card RG # 24.938.902-2 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 252.935.048-51, resident and domiciled in São Paulo - SP, with offices at Avenida Presidente Juscelino Kubitschek, Nos. 2041 and 2235 - Building A - Vila Olímpia - São Paulo – SP; and Eduardo Nunes Gianini, Brazilian, married, consultant, bearer of Identity Card RG # 6408968-7 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 610.317.478-34, resident and domiciled in the city of Santo André - SP, with offices at Rua das Figueiras, No. 550/51, Jardim. The members of the Compensation Committee herein named said they are not involved in crime provided for in the law that would prevent them from exercising commercial activities, particularly those mentioned in § 1°, of Article 147 of the Corporation Law, as well as meet the requirements set forth in Resolution No. 3,921, of November 25, 2010, of the Brazilian National Monetary Council. Mr. Álvaro Antonio Cardoso de Souza will act as coordinator of this committee;

(c.2) as members of the Corporate Governance, Appointment and Sustainability Committee, an advisory body to the Board of Directors, without decision powers, for a term of office effective until the first meeting of the Board of Directors held after the Annual General Meeting 2017: Mr. Sergio Agapito Lires Rial, Brazilian, single, economist, bearer of identity card RG # 04.621.473-0 IFP/RJ, registered with the Individual Taxpayers’ Roll (“CPF/MF”)  595.644.157-72, with offices at Avenida Presidente Juscelino Kubitschek, 2041 and No. 2235 - Building A - Vila Olímpia - São Paulo – SP; Mr. Gilberto Mifano, Brazilian, married, business administrator, bearer of Identity Card RG # 3722086 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”)  566.164.738-72, resident and domiciled in São Paulo - SP, with offices at Avenida Presidente Juscelino Kubitschek, No. 2235, São Paulo - SP, José Luciano Duarte Penido, Brazilian, married, engineer, bearer of Identity Card RG # M-3.764.122 SSP/ MG, registered with the Individual Taxpayers’ Roll (“CPF/MF”)  091.760.806-25, resident and domiciled in São Paulo - SP, with offices at Avenida Presidente Juscelino Kubitschek, 2041 and No. 2235 - Building A - Vila Olímpia - São Paulo - SP, and Mrs. Viviane Senna Lalli, Brazilian, widow, businesswoman, bearer of Identity Card CI / RG # 7.538.713-X - SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 077.538.178-09, resident and domiciled in São Paulo - SP, with offices at Rua Dr. Olavo Egidio, 287 – 16th floor, São Paulo - SP. The members of the Corporate Governance, Appointment and Sustainability Committee herein named said they are not involved in crime provided for in the law that would prevent them from exercising commercial activities, particularly those mentioned in § 1°, of Article 147 of the Corporation Law. Mr. Sergio Agapito Lires Rial will act as coordinator of this committee;

(c.3) as members of the Risk Committee, an advisory body to the Board of Directors, without decision powers, for a term of office effective until the first meeting of the Board of Directors held after the Annual General Meeting 2017: Mr. Álvaro Antonio Cardoso de Souza, Portuguese, married, economist, bearer of identity card RNE # W401505-E, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 249.630.118-91, with office at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 – Building A – Vila Olímpia, São Paulo – SP; Mr. Conrado Engel, Brazilian, married, banker, bearer of Identity Card RG # 12849016-7 SSP/SC, registered with the Individual Taxpayers’ Roll (“CPF/MF”)  025.984.758-52, resident and domiciled in São Paulo - SP, with offices at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - Building A - Vila Olímpia - São Paulo - SP, Mr. Sergio Agapito Lires Rial, Brazilian, single, economist, bearer of identity card RG # 04.621.473-0 IFP/RJ, registered with the Individual Taxpayers’ Roll (“CPF/MF”)  595.644.157-72, with offices at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - Building A - Vila Olímpia - São Paulo – SP, and Mr. Rene Luiz Grande, Brazilian, married, economist, bearer of identity card RG # 6.309.316-9-SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 583.893.348-87, resident and domiciled in Sorocaba - SP, with offices at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - Building A - Vila Olímpia - Sao Paulo - SP. The members of the Risk Committee herein named said they are not involved in crime provided for in the law that would prevent them from exercising commercial activities, particularly those mentioned in § 1°, of Article 147 of the Corporation Law. Mr. Álvaro Antonio Cardoso de Souza will act as coordinator of this committee,

(d)        Approved, with the favourable recommendation of the Compensation Committee the remuneration of the members of the Compensation, Corporate Governance, Appointment and Sustainability and Risks Committees, in the individual amount of R$ 12,000.00 (twelve thousand Brazilain reais), being that the Coordinator of these Committees shall receive R$ 18,000.00 (eighteen thousand Brazilian reais), for each meeting to be held after this date, being stated that shall only be entitled to such remuneration those members who do not hold office in the Company´s Board of Executive Officers or Board of Directors.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors members and the Secretary. São Paulo, May 28th, 2015. Signatures: Mr. Sergio Agapito Lires Rial – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina – Vice-Chairman of the Board of Directors; Conrado Engel and José de Paiva Ferreira - Directors; Mr. Álvaro Antônio Cardoso de Souza and Mr. Celso Clemente Giacometti and Mess. Viviane Senna Lalli and Marília Artimonte Rocca - Independent Directors. Ana Maria Imbiriba Corrêa – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Ana Maria Imbiriba Corrêa

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 28, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer